UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 333-65958
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
Financial Statements and Exhibits
(a)	Financial Statements:
Report of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006
Notes to Financial Statements
          Supplemental Schedules:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Schedule H, line 4a — Schedule of Delinquent Participant Contributions
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
(b)	Exhibits
     23.1 Consent of Crowe Chizek and Company LLC

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Zimmer Holdings, Inc. Savings and Investment Program
Warsaw, Indiana
We have audited the accompanying statements of net assets available for benefits of the Zimmer Holdings, Inc. Savings and Investment Program (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
South Bend, Indiana
June 27, 2007

Zimmer Holdings, Inc. Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2006 and 2005

	2006	2005

Investments at fair value (Notes 1, 2, 3 and 4)
Program interest in Zimmer Master Trust (Note 4)	$279,103,800	$254,481,796

Contributions receivable
Employee	494,507	464,199
Employer	1,419,229	1,128,417

Total contributions receivable	1,913,736	1,592,616

Total assets	281,017,536	256,074,412

Net assets reflecting all investments at fair value	281,017,536	256,074,412

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	424,138	544,584

Net assets available for benefits	$281,441,674	$256,618,996

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Program interest in Zimmer Master Trust investment income (Note 4)	$32,285,724

Contributions
Employees	13,983,519
Employer	8,710,965
Rollovers	2,341,071

Total contributions	25,035,555

Total additions	57,321,279

Deductions from net assets attributed to:
Benefits paid directly to participants	32,485,782
Other	12,819

Total deductions	32,498,601

Net increase	24,822,678

Net assets available for benefits
Beginning of year	256,618,996

End of year	$281,441,674

The accompanying notes are an integral part of these financial statements.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

1.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Zimmer Holdings, Inc. Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value, which the Program adopted retroactively in 2006. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005 or 2006. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s interest in the Zimmer Holdings, Inc. Savings and Investment Program Master Trust (“Zimmer Master Trust”) as well as the adjustment of the Master Trust from fair value to contract value. The Master Trust invests indirectly in fully benefit-responsive investment contracts through an investment in a common collective trust fund. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of the FSP resulted in a decrease of $544,584 from the amount previously reported as Program interest in Zimmer Master Trust in the 2005 Statement of Net Assets Available for Benefits, since this amount now reflects the fair value of the Plan’s interest in the Zimmer Master Trust through an indirect investment in fully benefit-responsive contracts.

Valuation of Investments and Income Recognition

The assets of the Program are held by Fidelity Management Trust Company, the trustee of the Program, in a master trust and are commingled with certain assets of another benefit plan sponsored by Zimmer Holdings, Inc. (the “Company” or “Employer”). The fair value of the Program’s interest in the Zimmer Master Trust is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Assets in the Zimmer Master Trust include common stocks (the Zimmer Stock Fund), mutual funds, common/collective funds, cash and cash equivalents and participant loans. The Zimmer Stock Fund consists of shares of the Company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price.

Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund’s net asset value reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager, on the last day of the Program year. The fund’s net asset value is determined by the bank or entity sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Net assets available for benefits reflects the Program’s interest in the contract value of the stable value fund held in the Master Trust, because the Program’s allocable share of the difference between fair value and contract value for

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Participant loans are valued at cost, which approximates fair value. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses, unrealized appreciation (depreciation) on investments and interest and dividend income.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Program provides for various investment options in any combination of the Zimmer Stock Fund, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Tax Status and Reporting

The Program obtained a determination letter on July 25, 2002, in which the Internal Revenue Service stated that the Program, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been amended since receiving this determination letter, however, the Plan administrator believes the Program is currently designed and is being operated in compliance with the applicable requirements of the IRC.

2.	Description of Program

The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Plan document, available from the Plan administrator, for a more complete description of the Program’s provisions. In the event of a conflict, the Program document, as amended from time to time, shall control.

The Program was established August 6, 2001, concurrent with the date the Company was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Company Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the employer match after six months of service. Employees of the Company who are not anticipated to work 1,000 hours per year, may participate in the Program upon completing 1,000 hours of service in a twelve-month period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 2, 2003, the Company acquired Centerpulse AG (“Centerpulse”). Certain employees of Centerpulse in the U.S. were participants in the Centerpulse Retirement Plan. Effective April 1, 2004, the participants of the Centerpulse Retirement Plan became part of the Program, and are eligible for the same benefits as Company employees hired on or after September 2, 2002.

On April 23, 2004, the Company acquired Implex Corp. (which was subsequently renamed Zimmer Trabecular Metal Technology, Inc.), a privately held orthopaedics company based in New Jersey. Effective January 2, 2005, the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan participants became active participants of the Program, and the employees of Zimmer Trabecular Metal Technology, Inc. became eligible for the same benefits as Company employees hired on or after September 2, 2002.

Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 30 percent of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 24 percent, may then be authorized by the participant. All contributions are subject to certain limitations.

For participants hired on or after September 2, 2002, including all participants that were participants in the Centerpulse Retirement Income Plan or the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan, the Company shall contribute a matching contribution equal to 100 percent of the first 6 percent of the participant’s contributions made to the Program, after six months of service. Additionally, participants hired on or after September 2, 2002, after completing six months of service, receive a fixed Company contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program. However, the participant must be employed on the last day of the applicable plan year (December 31) in order to receive this fixed Company contribution.

For participants hired before September 2, 2002 by the Company, excluding all participants that were participants in the Centerpulse Retirement Income Plan or the Zimmer Trabecular Metal Technology, Inc. Savings & Investment Plan, the Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. Participants hired before September 2, 2002, also participate in a defined benefit plan.

All Company matching and fixed contributions are allocated to the participants’ accounts based upon their current investment elections.

The assets of the Program are held in the Zimmer Master Trust, which contains various fund options from which participants select to allocate their contributions and earnings thereon. As of December 31, 2006, the Program offered a money market fund, a common/collective fund, 25 mutual funds (24 as of December 31, 2005) and a Zimmer Stock Fund as options for participants. All investments are participant directed.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the various funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer matching contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. Any portion of a participant’s account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. During the year ended December 31, 2006, $589,646 of forfeitures was used to reduce Employer contributions. At December 31, 2006 and 2005, there were $300,265 and $606,941 of non-vested forfeitures available to reduce future Employer contributions, respectively. The $300,265 of non-vested benefits at December 31, 2006, plus additional forfeitures in January and February of 2007 were utilized in February 2007 to reduce the employer contribution receivable as of December 31, 2006 by $495,000. The employer contribution receivable amount as of December 31, 2006 recorded in the statement of net assets available for benefits reflects this reduction.

Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Effective April 1, 2005, all distributions are made in lump-sum amounts. Prior to April 1, 2005, at the Participant’s discretion, distributions could be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2 or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2006 and 2005.

Program expenses are paid by the Program, to the extent not paid by the Company.

Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then existing prime rate offered by banks plus one percent. The loans are collateralized by the participants’ vested account balances and shall be repaid over a period as elected by the participant, not to exceed five years unless used in the purchase of a home.

Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.

3.	Investments

The Program’s interest in the Zimmer Master Trust, at estimated fair value, represents 5 percent or more of the Program’s net assets at December 31, 2006 and 2005.

4.	Interest in Zimmer Master Trust

The Program’s investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and certain assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific underlying investments of the Master Trust. Accordingly, each plan’s investment percentage in the Zimmer

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2006 and 2005, the Program’s interest in the net assets of the Zimmer Master Trust was approximately 98.6 percent and 98.5 percent, respectively. The Program’s approximate share of the Zimmer Master Trust’s investment activities for the year ended December 31, 2006 was 98.3 percent. Investment income and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.

In March 2006, certain employees of the Company who were employed prior to the spin-off from Bristol-Myers Squibb Company (BMS) and had funds invested in the BMS company stock fund, received a settlement from BMS in connection with a settlement related to an action taken by participants against BMS. The total amount of the settlement was $961,314 and is included as investment income. The settlement amount was allocated to those participant accounts that had been impacted by the prior losses in the BMS stock fund, based on each participant’s proportionate share of the total loss that had been incurred on this investment by Program participants.

The following presents the fair value of investments and the Program’s percentage interest in each investment for the Zimmer Master Trust at December 31, 2006 and 2005 and the related investment income and percentage interest of the Program for the year ended December 31, 2006:

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

	2006		2005

Investments at fair value based on qouted market prices:
Zimmer Stock Fund	$59,095,743	93.9%	$62,699,382	94.5%
Mutual funds	171,792,847	100.0	142,616,123	100.0
Investments at estimated fair value:
Common/collective trust fund	35,374,070	100.0	36,607,155	100.0
Cash and cash equivalents	11,555,077	100.0	11,346,234	100.0
Participant loans	5,334,642	92.0	5,151,890	91.0

Total investments at fair value	283,152,379		258,420,784

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	424,138		544,584

Total investments, reflecting fully benefit-responsive contracts at contract value	$283,576,517		$258,965,368

Investment income
Interest and dividends	$10,480,264	100.0%

Loan interest	$337,447	91.8%

Net appreciation in fair value of investments
Common stocks	$8,707,530
Mutual funds	12,377,091

	$21,084,621	97.5%

Other income — gain on settlement from BMS	$961,314	97.1%

5.	Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. At December 31, 2006 and 2005, certain investments of the Program were held in investment funds which were managed by the trustee. Fidelity is the Plan custodian and, therefore, these transactions and the Plan’s payment of custodial fees to Fidelity qualify as party-in-interest transactions. Participant loan transactions and investments are also party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Zimmer Holdings, Inc. Savings and Investment Program
Notes to Financial Statements
December 31, 2006

Participants in the Plan may invest their contributions in the Zimmer Stock Fund, which primarily holds shares of Zimmer common stock. At December 31, 2006 and 2005, the Zimmer Master Trust held 732,947 and 901,089 shares, respectively, of Zimmer common stock with a historical cost of $43,453,403 and $52,070,492, respectively, and a market value of $57,448,386 and $60,769,442, respectively. These transactions are exempt from the ERISA prohibited transaction rules.

The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

Net assets available for benefits per the financial statements	$281,441,674
Excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	(424,138)

Net assets available for benefits per the Form 5500	$281,017,536

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2006 per the financial statements to the net increase in net assets available for benefits per the 2006 Form 5500:

Increase in net assets available for benefits per the financial statements	$24,822,678
Change in excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	(424,138)

Net increase in net assets available for benefits per the Form 5500	$24,398,540

Zimmer Holdings, Inc. Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2006

Name of plan sponsor: Zimmer Holdings, Inc.
Employer identification number: 13-4151777
Three-digit plan number: 001

(C)
Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

*	Participant loans (904 loans)	$4,907,347 principal amount, interest rates ranging from 5.0% to 9.5%, due through November 18, 2016	—	$4,907,347

*	Party-in-interest

Zimmer Holdings, Inc. Savings and Investment Program
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2006

Name of plan sponsor: Zimmer Holdings, Inc.
Employer identification number: 13-415177
Three-digit plan number: 001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$699

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	—

Total Delinquent Participant Contributions (line 4a of Schedule H)	699

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$699	(1)

(1)	This entire amount is pending correction under the EPCRS Program.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER HOLDINGS, INC. SAVINGS AND INVESTMENT PROGRAM
	By:	/s/ Renee Rogers
Date: June 27, 2007		Vice President, Global Human Resources